UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CADELER A/S

(Name of Subject Company)

CADELER A/S

(Name of Person Filing Statement)

American Depositary Shares, each representing four (4) Ordinary Shares,

par value DKK 1.00 per share

(Title of Class of Securities)

12738K109

(CUSIP Number of Class of Securities)

Alexander Simmonds

Executive Vice President and Chief Legal Officer

Cadeler A/S

Kalvebod Brygge 43

DK-1560 Copenhagen

Denmark

Tel: +45 3246 3100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Connie I. Milonakis
Davis Polk & Wardwell London LLP
The Whittington Building
4A Frederick’s Place
London EC2R 8AB

United Kingdom
Tel.: +44-20-7418-1327

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on September 22, 2026 (together with any amendments and supplements thereto, the “Schedule 14D-9”), by Cadeler A/S, a public limited liability company incorporated under the laws of Denmark (“Cadeler” or the “Company”). This Schedule 14D-9 relates to the offer by Cadeler plc, a public limited liability company incorporated under the laws of England and Wales (“NewCo”) to exchange for each outstanding share of Cadeler, with a nominal value of DKK 1.00 per share (each referred to as a “Cadeler Share”), including Cadeler Shares represented by American Depositary Shares each representing four (4) Cadeler Shares (which are referred to as “Cadeler ADSs”), validly tendered and not validly withdrawn in the offer, one (1) ordinary share of NewCo, with a nominal value $1.00 per share (each referred to as a “NewCo Share”, and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated September 22, 2026, and in the related letter of transmittal, together with any amendments or supplements thereto, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by NewCo with the SEC on September 22, 2026, as amended from time to time.

The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized and other terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the bold and underlined text and deleting the struck through text to the below paragraphs under the subsection titled “Tender Offer and Squeeze-out” as follows:

“NewCo commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on September 22, 2026. Subject to its terms and conditions, the Offer ~~is~~ was initially scheduled to expire at 5:00 P.M., Eastern time on October 21, 2026 (the “Initial Expiration Date,” and such date or such subsequent date to which the Initial Expiration Date is extended in accordance with the terms of the Offer, the “Expiration Date”). On October 21, 2026, NewCo announced that it had extended the Offer, upon the terms and conditions set forth in this prospectus and the EU Prospectus and Offer Document, until 5:00 p.m., Eastern Time on October 28, 2026.

NewCo’s obligation to accept Cadeler Shares and Cadeler ADSs validly tendered (and not validly withdrawn) in exchange for the issue of NewCo Shares by NewCo pursuant to the Offer is subject to the satisfaction or waiver by NewCo of certain conditions, including, but not limited to, the condition that, prior to the expiration of the Offer, there have been validly tendered and not validly withdrawn in accordance with the terms of the Offer a number of Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) that would represent, together with any Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) then owned by NewCo, more than 90% of the total number and of the aggregate voting power of the Cadeler Shares outstanding immediately after the consummation of the Offer, excluding any Cadeler Shares held in treasury (the “Minimum Condition”). In the evening of October 21, 2026, NewCo was advised that, as of 3:53 p.m. Eastern Time on October 21, 2026, an aggregate of approximately 345,537,852 Cadeler Shares had been validly tendered and not validly withdrawn in the Offer, representing approximately 89.5% of the total number of issued and outstanding Cadeler Shares at such date and time (excluding treasury shares). NewCo did not consummate the Offer at that time because a sufficient number of Shares had not been tendered to satisfy the Minimum Condition. For more information on the conditions to the Offer, see Item 8.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended to replace exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) and amended and supplemented by adding exhibit (a)(5)(viii) as follows:

Exhibit No.	Description
(a)(1)(i)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to Amendment no. 1 to the Schedule TO filed by NewCo on October 22, 2026)

(a)(1)(ii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to Amendment no. 1 to the Schedule TO filed by NewCo on October 22, 2026)

(a)(1)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to Amendment no. 1 to the Schedule TO filed by NewCo on October 22, 2026)

(a)(5)(viii)	Announcement by Cadeler regarding the extension of the Offer, dated as of October 21, 2026 (incorporated by reference to Cadeler’s filing on Form 6-K on October 21, 2026)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cadeler A/S

By:	/s/ Alexander Simmonds
	Name:	Alexander Simmonds
	Title:	Authorised Signatory

Dated: October 22, 2026

3